FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2003 VOLUMES

(Santiago, Chile, October 8, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary third quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Third Quarter 2003		Year to Date 2003	
Chile:	Volume	% Change	Volume	% Change
Beer	738,274	9.2%	2,496,953	5.4%
Soft Drinks	726,024	4.3%	2,197,308	0.8%
Nectars	89,461	16.2%	238,733	20.2%
Mineral Waters	135,803	-1.6%	496,859	-1.9%
Wine - Domestic	147,648	0.7%	374,632	-2.0%
Wine - Export	138,214	7.3%	365,536	10.3%
Total Chile[(1)]	**1,975,423**	**6.1%**	**6,170,020**	**3.4%**
Argentina:				
Beer	382,132	21.1%	1,224,788	24.2%
Wine - Domestic	4,416	N/M	17,800	N/M
Wine - Export	49,005	N/M	154,315	N/M
Total Argentina	**435,553**	**37.0%**	**1,396,903**	**41.1%**
TOTAL	**2,410,977**	**10.6%**	**7,566,923**	**8.8%**

CCU plans to release its consolidated third quarter results by the first week of November.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Paulaner Brauerei AG, Anheuser-Busch Incorporated, Heineken Brouwerijen B.V., PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

[(1)] It does not include pisco volumes.